Franklin Bank Corp.

9800 Richmond, Suite 680, Houston, Texas 77042	Telephone: 713-339-8900 Facsimile: 713-952-2830
August 6, 2008
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention:   Mr. Benjamin Phippen, Senior Staff Accountant

Re:	Franklin Bank Corp. Item 4.02 Form 8-K Filed May 2, 2008 File No. 001-32859
Ladies and Gentlemen:
On behalf of Franklin Bank Corp. (“Franklin”), I have set forth in this letter responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2008 (the “Comment Letter”), with respect to Franklin’s Current Report on Form 8-K filed on May 2, 2008 (the “May 2 Form 8-K”) and Franklin’s June 23, 2008 responses to the letter from the Staff dated May 5, 2008 (the “Original Comment Letter”). For your convenience, I have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. Franklin’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
Franklin has filed with the Commission a Current Report on Form 8-K on August 6, 2008 (the “August 6 Form 8-K”) reporting information under Items 4.02(a) and 8.01 of such form. Franklin is filing the August 6 Form 8-K rather than an amendment to the May 2 Form 8-K because of Franklin’s management’s determination regarding the reliability of certain historical financial statements, as discussed in the August 6 Form 8-K. Please note that defined terms used herein and not otherwise defined have the meaning assigned to such terms in the August 6 Form 8-K.

Securities and Exchange Commission
August 6, 2008

1.	We note your response to comment one of our letter dated May 5, 2008 and the enhanced description of the specific accounting errors, including improper accounting for certain single family mortgage loan modification programs, failure to record Real Estate Owned, failure to record write-downs of Real Estate Owned, and failure to record certain mark-to-market writedowns on loans transferred from “Held for Sale” to “Held for Investment”. We continue to believe that you should revise your Item 4.02 Form 8-K to include this information as well as any new information, to the extent available.

Response: Reference is made to the subsections entitled “Delinquent Loan Accounting,” “REO Accounting” and “Loan Modification Accounting” under Item 4.02(a) of the August 6 Form 8-K wherein Franklin has provided an enhanced description of the specific accounting errors identified in the May 2 Form 8-K. Franklin has also disclosed under Item 4.02(a) of the August 6 Form 8-K certain new information that has become available as a result of its review of its financial information as well as the expected impact of the restatements required by these errors on Franklin’s previously issued financial statements.

In its June 23, 2008 responses to the Original Comment Letter, Franklin stated that it did not properly record certain mark-to-market writedowns on loans transferred from “Held for Sale” to “Held for Investment” (the “Mark-to-Market Accounting”). Franklin noted in its responses that it was continuing to analyze the impact of this error. Based on subsequent analysis, Franklin’s management concluded that the Mark-to-Market Accounting was appropriate. Management’s determination with respect to the Mark-to-Market Accounting remains subject to completion of the audit of Franklin’s 2007 financial statements.

2.	As a related matter, we note your response that you did not properly account for certain single family mortgage loan modification programs developed and implemented in the third and fourth quarters of 2007 as part of an effort to reduce delinquencies and mitigate foreclosure losses. We remain unclear as to the specific accounting error(s) identified. Please revise your Item 4.02 Form 8-K to explain in sufficient detail, the nature of these errors and the potential impact on your financial statements.

Response: Reference is made to the subsection entitled “Loan Modification Accounting” under Item 4.02(a) of the August 6 Form 8-K wherein Franklin describes the particular accounting error related to the referenced single family mortgage loan modification

Securities and Exchange Commission
August 6, 2008

programs. Franklin has also disclosed in the section entitled “Expected Impact of the Restatements” under Item 4.02(a) of the August 6 Form 8-K the expected impact of the restatements required by these errors on Franklin’s previously issued financial statements.

3.	We note your response to comment two of our letter dated May 5, 2008 that you are continuing to review your financial statements for the periods ending March 31, 2007 and June 30, 2007 and that once this review is complete you will fully respond to our prior comment 2 and, if necessary, appropriately amend your Item 4.02(a) Form 8-K. In your response, please address those periods referenced above as well as the fiscal year ending December 31, 2006. Also, we remind you of the Company’s obligation to file an item 4.02 Form 8-K within four business days of any event that triggers the filing obligation.

Response: Reference is made to Item 4.02(a) of the August 6 Form 8-K, which addresses the financial statements for the periods ended March 31, 2007 and June 30, 2007 as well as the year ended December 31, 2006.

4.	We note your response to comment three of our letter dated May 5, 2008. Please revise your Item 4 Form 8-K to disclose the targeted dates stated in your June 23, 2008 correspondence.

Response: Reference is made to the section entitled “Estimated Dates for SEC Filings” under Item 8.01 of the August 6 Form 8-K wherein Franklin has specified the target dates established by it for filing certain of its periodic reports.
If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to the application, please contact David Jones at 713-339-8958.

Very truly yours,
/s/ Lewis S. Ranieri
Lewis S. Ranieri
Chief Executive Officer Franklin Bank Corp.

cc:	Mr. David Jones, General Counsel Franklin Bank Corp. 9800 Richmond Avenue, Suite 680 Houston, Texas 77042

Mr. John R. Brantley Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002